May 25, 2012

Via EDGAR transmission and Facsimile (202.772.9198)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Riedler

Re:                               Tranzyme, Inc.: Amendment No. 1 to Registration Statement on Form S-3 filed May 15, 2012 (File No. 333-181215)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tranzyme, Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement on Form S-3, as amended, so that it may become effective at 4:30 p.m. (Washington, DC time) on Tuesday May 29, 2012, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Joseph C. Theis, Jr. of Goodwin Procter LLP at (617) 570-1928.

Sincerely,

Tranzyme, Inc.

By:	/s/ Richard I. Eisenstadt
	Name:	Richard I. Eisenstadt
	Title:	Chief Financial Officer

cc:                                 Karen Ubell, U.S. Securities and Exchange Commission (via facsimile to 202.772.9198)

Vipin K. Garg, Ph.D., Chief Executive Officer and President of Tranzyme, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP (by email)

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP (by email)

5001 South Miami Boulevard, Suite 300	3001, 12[e] Avenue Nord
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www.tranzyme.com